

07007098



SEC MAIL PROCESSING
RECEIVED
AUG 27 2007
WASH. D.C.
186
SECTION

SECU[illegible]MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17207

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2006 (MM/DD/YY) AND ENDING June 30, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tamblyn & Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

433 Second Street, Suite 100
(No. and Street)

Woodland (City) California (State) 95695 (Zip Code)



NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert D. Tamblyn (530) 662-8675
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountant
(Name — *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 04 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert D. Tamblyn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tamblyn & Associates, Inc., as of June 30, 2007 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Yolo
Subscribed and sworn (or affirmed) to before me this 6th day of August, 2007

Notary Public

Signature

President
Title



MELANEE CARDOZA
Commission # 1717860
Notary Public - California
Yolo County
My Comm. Expires Jan 16, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tamblyn & Associates, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended June 30, 2007

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Tamblyn & Associates, Inc.:

We have audited the accompanying statement of financial condition of Tamblyn & Associates, Inc. (the Company) as of June 30, 2007, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tamblyn & Associates, Inc. as of June 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 6, 2007

We Focus & Care[SM]

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Tamblyn & Associates, Inc.
Statement of Financial Condition
June 30, 2007

Assets

Cash and cash equivalents	$ 21,398
Commissions receivable	18,876
Prepaid expenses	3,000
Deposits	3,500
Total assets	$ 46,774

Liabilities & Stockholders' Equity

Liabilities	
Bank overdraft	$ 284
Accounts payable	12,172
Commissions payable	1,020
Payroll taxes	4,749
Liabilities subordinated to claims of general creditors	25,000
Total liabilities	43,225
Stockholders' equity	
Common stock, $10 par value, 7,500 shares authorized, 3,417.5 shares issued and outstanding	34,175
Additional paid-in capital	56,607
Accumulated deficit	(87,233)
Total stockholders' equity	3,549
Total liabilities & stockholders' equity	$ 46,774

The accompanying notes are an integral part of these financial statements.

Tamblyn & Associates, Inc.
Statement of Operations
For the Year Ended June 30, 2007

Revenue	
Commissions	$ 225,816
Service income	81,580
Private placement income	40,940
Realized gains (losses)	8,150
Other income	626
Total revenue	357,112
Expenses	
Employee compensation and benefits	266,037
Communications	5,947
Occupancy and equipment rental	25,409
Interest expense	1,563
Taxes, other than income	14,854
Other operating expenses	87,834
Total expenses	401,644
Net income (loss) before income tax provision	(44,532)
Income tax provision	800
Net income (loss)	$ (45,332)

The accompanying notes are an integral part of these financial statements.

Tamblyn & Associates, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2007

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at June 30, 2006	$ 34,175	$ 56,607	$ (41,901)	$ 48,881
Net income (loss)	–	–	(45,332)	(45,332)
Balance at June 30, 2007	$ 34,175	$ 56,607	$ (87,233)	$ 3,549

The accompanying notes are an integral part of these financial statements.

Tamblyn & Associates, Inc.
Statements of Changes in Liabilities Subordinated
to the Claims of General Creditors
For the Year Ended June 30, 2007

	Subordinated debt
Balance at June 30, 2006	$ 50,000
Additions	–
(Reductions)	(25,000)
Balance at June 30, 2007	$ 25,000

The accompanying notes are an integral part of these financial statements.

Tamblyn & Associates, Inc.
Statement of Cash Flows
For the Year Ended June 30, 2007

Cash flows from operating activities:		
Net income (loss)		$ (45,332)
Adjustments to reconcile to net income (loss) to net cash (used in) provided by operating activities:		
Realized (gains) and losses	$ (8,150)	
(Increase) decrease:		
Commissions receivable	(7,645)	
Income tax receivable	100	
Prepaid expenses	(3,000)	
Deposits	(3,000)	
(Decrease) increase		
Bank overdraft	284	
Accounts payable	12,171	
Commission payable	1,020	
Payroll taxes payable	432	
Total adjustments		(7,788)
Net cash and cash equivalents provided by (used in) operating activities		(53,120)
Cash flows from investing activities:		
Proceeds from sale of marketable securities	57,473	
Net cash and cash equivalents provided (used in) investing activities		57,473
Cash flows from financing activities:		
Repayment of subordinated liabilities	(320)	
Net cash and cash equivalents provided by (used in) financing activities		(320)
Net increase (decrease) in cash and cash equivalents		4,033
Cash and cash equivalents at beginning of year		17,365
Cash and cash equivalents at end of year		$ 21,398
Supplemental disclosure of cash flow information:		
Income taxes paid	$ 800	
Interest paid	$ 1,563	

Supplemental disclosure of noncash activities:
During the fiscal year ended June 30, 2007, the Company retired $24,680 of its subordinated liabilities by transferring $24,680 worth of stock to its creditor as a partial repayment.

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Tamblyn & Associates, Inc. (the "Company") was incorporated in California on June 20, 1972, under the name Griffith and Bisset, Inc. The Company changed its name to Tamblyn & Associates, Inc. on December 30, 1992. The Company is a broker/dealer which engages in the purchase, sale and redemption of redeemable shares of registered investment companies, limited partnerships, and variable annuities. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), formerly known as the NASD, and the Securities Investors Protection Corporation ("SIPC").

The Company conducts business on a fully disclosed basis and does not hold customer funds and/or securities. The majority of the Company's 500 clients are located within a 60 mile radius of the Company.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market fund accounts as cash equivalents.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Office furniture and equipment are stated at cost. Maintenance and repairs are expensed as incurred. Office furniture and equipment are depreciated over their estimated useful lives of five (5) or seven (7) years. Depreciation is computed using the straight-line method for financial purposes and accelerated method for income tax purposes. Office furniture and equipment are fully depreciated, and therefore do not appear on the accompanying statement of financial condition.

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Accounting principles generally accepted in the United States of America require transactions to be recorded on a trade date basis; however there is no material difference between trade date and settlement date for the Company.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising and promotional costs are charged to operations when incurred. At June 30, 2007, advertising and promotional costs totaled $7,069, and are included in other operating expenses.

Income taxes are provided for current taxes payable or refundable (prepaid), and temporary differences arising from the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effect of income taxes is measured based on enacted tax laws and rates. Deferred income taxes are primarily due to different depreciation methods used for financial and tax purposes and timing differences resulting from the deductibility of contributions.

Note 2: SUBORDINATED LIABILITIES

Borrowing under subordinated agreement at June 30, 2007, consists of a $25,000 subordinated equity capital loan due to the majority shareholder. The note bears interest at 5% per annum, payable monthly, and has a scheduled maturity date of January 31, 2008.

Interest expense on this subordinated borrowing for the year ended June 30, 2007, was $1,563.

The subordinated borrowing is covered by an agreement approved by the National Association of Security Dealers, Inc. and is thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that this borrowing is required for the Company's continued compliance with minimum net capital requirements, the borrowing may not be repaid.

Note 3: COMMITMENTS AND CONTINGENCIES

The Company leases its office facilities under an operating lease which terminates December 31, 2008. On June 27, 2007, the Company entered into a 5 year operating lease for new office space. The lease is set to commence on January 1, 2008.

The Company leases various office equipment under four-year non-cancelable operating leases which terminate December 31, 2009.

Tamblyn & Associates, Inc.
Notes to Financial Statements
June 30, 2007

Note 3: COMMITMENTS AND CONTINGENCIES (Continued)

The future minimum lease expenses are:

Year Ending June 30,	Amount
2008	$ 34,464
2009	44,778
2010	36,546
2011	36,000
2012	36,000
Thereafter	18,000
Total minimum lease payments	$ 205,788

Total rent expense amounted to $25,409 for the year ending June 30, 2007.

Note 4: INCOME TAXES

The income tax provision (benefit) consisted of the following at June 30, 2007:

Federal income taxes	$ –
State income taxes	800
Total income tax provision	$ 800

Note 4: INCOME TAXES
(Continued)

The Company has available at June 30, 2007, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $15,692 that expires as follows:

Amount of unused operating loss carry-forwards	Expiration during year ended June 30,
$ 12,449	2022
8,735	2023
38,099	2025
45,332	2026
$ 104,615	

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 5: 401K PROFIT SHARING PLAN

The Company sponsors a qualified 401(k) Profit Sharing plan which covers all employees who have completed one year of service and have attained an age of twenty-one (21) years. Employees may contribute up to 100 percent of their yearly compensation up to the annual 401(k) limits plus catch up provisions, if applicable. The Company's profit sharing contributions are discretionary and are determined each year. For the year ended June 30, 2007, the Company has recorded profit sharing contributions of $4,683.

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. The second step is measurement of any tax position that meets the more-likely-than-not recognition threshold to determine the amount of benefit to recognize in the financial statements.

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 also provides guidance on the de-recognition of uncertain positions, financial statement classification, accounting for interest and penalties, accounting for interim periods and new disclosure requirements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that the adoption of FIN 48 will have on its financial position and results of operations. However, the impact is not expected to be material.

In September 2006, the FASB issued Statement of Accounting Financial Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 157 is not expected to have a material effect on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 158 is not expected to have a material effect on the Company's financial statements.

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2007, the Company had net capital of $3,744 which was $1,256 in deficit of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($18,225) to net capital was 4.87:1, which is less than the 15 to 1 maximum ratio allowed a broker/dealer.

Tamblyn & Associates, Inc.
Notes to Financial Statements
June 30, 2007

Note 7: NET CAPITAL REQUIREMENTS (Continued)

At June 30, 2007, the Company was $2,256 deficient in meeting its 120% minimum capital requirement. When the Company was notified of its shortage, it immediately took action by notifying the appropriate regulatory bodies within 24 hours and depositing an additional $2,256 in capital.

Note 8: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $13,207 difference between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 16,951
Adjustments:		
Accumulated deficits	$ (7,293)	
Non-allowable assets	(5,900)	
Haircuts and undue concentration	(14)	
Total adjustments		(13,207)
Net capital per audited statements		$ 3,744

Tamblyn & Associates, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2007

Computation of net capital		
Stockholders' equity		
Common stock	$ 34,175	
Additional paid-in capital	56,607	
Accumulated deficit	(87,233)	
Total stockholders' equity		$ 3,549
Add: Additions to capital		
Subordinated liabilities	25,000	
Total allowable subordinated liabilities		25,000
Total stockholder's equity and allowable subordinated liabilities		28,549
Less: Non-allowable assets		
Commissions receivable	(17,667)	
Prepaid expenses	(3,000)	
Deposits	(3,500)	
Total adjustments		(24,167)
Net capital before haircuts and undue concentration		4,382
Less: Haircuts & undue concentration		
Haircuts on money markets	(428)	
Undue concentration	(210)	
Total haircuts and undue concentration		(638)
Net capital		3,744
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 1,215	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess (deficit) net capital		$ (1,256)
Ratio of aggregate indebtedness to net capital	4.87:1	

There was $13,207 difference between the net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated June 30, 2007. See Note 8.

See independent auditor's report.

Tamblyn & Associates, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of June 30, 2007

A computation of reserve requirements is not applicable to Tamblyn & Associates, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

Tamblyn & Associates, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of June 30, 2007

Information relating to possession or control requirements is not applicable to Tamblyn & Associates, Inc. as the Company qualifies for exemption under 15c3-3 (k)(2)(i).

See independent auditor's report.

Tamblyn & Associates, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended June 30, 2007

Board of Directors
Tamblyn & Associates, Inc.:

In planning and performing our audit of the financial statements of Tamblyn & Associates, Inc. (the Company), as of and for the year ended June 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than that inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 6, 2007

END